FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2007

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                          No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                          No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

REPSOL YPF, S.A.

Item
1.	Press release regarding Repsol YPF, S.A. selling 5% of CLH to Deutsche Bank for 176.5 million euros.

Press Release

Corporate Division of Communication	Paseo de la Castellana, 278-280 28046 Madrid España	Tls. 91 348 81 00 91 348 80 00 Fax 91 314 28 21 91 348 94 94 www.repsolypf.com

Madrid, December 11th 2007 No. of pages: 1

REPSOL SELLS 5% OF CLH TO DEUTSCHE BANK

FOR 176.5 MILLION EUROS

Today, Repsol YPF signed an agreement with Deutsche Bank for the sale of a 5% stake in Compañía Logística de Hidrocarburos (CLH), reducing its holding in CLH to 20%. The sum of this transaction, which falls within the Company’s strategy for a gradual divestment from non-strategic assets, reached 176.5 million euros.

This stock purchase will give Deutsche Bank the right to nominate one member of the Board of Directors of CLH, where Repsol YPF, Cepsa, Enbrigde, Oman Oil, BP, Galp, Disa and Caixanova are currently represented.

Following this transaction, Repsol reasserts its absolute support of the management and strategy of CLH and its intent on remaining as one of the shareholders of reference and the first industrial client of the logistics company.

CLH is a Spanish company leader in transportation and storage of petroleum products, providing service to the majority of the petroleum operators in Spain. It has one of the largest and most efficient hydrocarbon logistical networks with close to 3,500 kilometres of oil transport pipeline, 38 storage centres, with a capacity of 6 million cubic metres and 28 airport storage centres with a capacity of 144,000 cubic metres. The company’s 2006 total revenues were 550.6 million euros with a net income of 352.7 million euros.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: December 11th, 2007	By:	/s/ Fernando Ramírez
	Name:	Fernando Ramírez
	Title:	Chief Financial Officer